UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC FILE NUMBER             001-10852

CUSIP NUMBER             460321201

(Check one)	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: September 30, 2015

☐ Transition Report on 10-K
☐ Transition Report on 20-F
☐ Transition Report on 11-K
☐ Transition Report on 10-Q
☐ Transition Report on N-SAR

For the Transition Period Ended:

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates : N/A

PART I – REGISTRANT INFORMATION

International Shipholding Corporation

Full Name of Registrant

Former Name if Applicable

11 North Water Street, Suite 18290

Address of Principal Executive Office (Street and Number)

Mobile, Alabama 36602

City, State and Zip Code

PART II – RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra Sheets if Needed)

The preparation of our Quarterly Report on Form 10-Q for the third quarter of 2015 (our “10-Q Report”) has been delayed by our previously-disclosed discussions with our lenders and lessors concerning liquidity issues and compliance with various financial covenants contained in our financing agreements. Effective at the end of the third quarter of 2015, we entered into separate temporary waiver agreements with all eight of our principal lenders and lessors. Under these agreements, our lenders and lessors waived various financial covenant defaults generally through November 30, 2015, although (i) two of them lapsed on October 23, 2015 and were extended through March 31, 2016, (ii) one lapsed on October 30, 2015 and was extended through November 30, 2015 and (iii) currently we are in discussions with the remaining creditors. While we believe we will successfully extend the terms of these waiver agreements with all of our lenders and lessors through March 31, 2016, we can give no assurance of this.

As a result of the time needed to finalize our discussions with our lenders and lessors and the material impact that these discussions will have on the presentation of our financial statements and footnotes, our financial position, our liquidity and capital resources discussion, and related disclosures to be included in our 10-Q Report, we were unable to complete the 10-Q Report by the prescribed filing date. The extra time needed to finalize our discussions involved negotiations with five different lenders and three lessors. Some of these discussions remain ongoing, and could not be completed without unreasonable effort prior to the 10-Q Report’s original due date. We have therefore filed this notification form to provide us with additional time to complete the preparation of our 10-Q Report.

As we discussed in greater detail during our November 4, 2015 call with investors, on October 21, 2015, our Board of Directors approved a plan to restructure the company by divesting certain non-core assets designed to reduce our debt, increase our liquidity and result in a smaller but leaner organization. This plan calls for divesting all of the assets included in our Dry Bulk Carriers, Specialty Contracts and Other segments. It also includes divesting one of our international flag PCTC vessels and divesting our minority interest in mini bulkers, chemical tankers and asphalt tankers. Execution of the plan by certain specified milestone deadlines is one of the key requirements included in the amendments and waivers that are currently being discussed with our creditors. The milestones included in the waivers require some assets to be sold ranging from as soon as December 4, 2015 to June 30, 2016. The success of executing this plan is contingent upon finding purchasers willing to pay fair value for our assets by the agreed upon milestone deadlines. Because of the uncertainties associated with our ability to implement this plan, we expect that all of our $214 million of long-term debt will be classified as current in our consolidated balance sheet as of September 30, 2015. If we are unsuccessful in disposing of certain non-core assets by the milestones agreed to with our lenders, we would be in default under one or more of our credit facilities and all of our creditors would have the right to accelerate our debt. As a result of the matters described herein, including the uncertainty regarding our ability to execute the restructuring plan and our lenders’ ability to demand payment under our debt agreements, if we are unable to successfully mitigate these uncertainties, there would be substantial doubt about our ability to continue as a going concern.

Currently, we are working diligently to complete the preparation and review of our 10-Q Report and anticipate filing it by November 16, 2015, which would be within the permissible deferral period prescribed by Rule 12b-25 promulgated under the Securities and Exchange Act of 1934.

PART IV – OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Manuel G. Estrada	(251)	243-9100
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes ☒ No ☐

N/A

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ☒ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

On November 3, 2015, we issued a press release announcing our gross voyage profits for the quarter ended September 30, 2015. When we release our complete set of financial statements for the third quarter of 2015, we do not expect to revise any of our operating results announced on November 3, 2015.

Disclosure Regarding Forward-Looking Information

This Form 12b-25 contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These forward-looking statements are based on current expectations only, and are subject to a number of assumptions, risks and uncertainties, many of which are beyond our control. Actual events and results may differ materially from those anticipated, estimated, projected, expressed or implied by us if one or more of these risks or uncertainties materialize, or if our underlying assumptions prove incorrect. Factors that could affect actual results include, but are not limited to: delays in our ongoing discussions with our lenders and lessors; our ability to obtain relief under our financing agreements; the rights of our lenders or lessors to exercise their rights to receive payments or foreclose on their collateral under certain circumstances; our ability to comply with our obligations under our financing agreements, either as currently in effect or as amended in the future; potential asset impairments; our ability to implement our restructuring or refinancing plans; potential changes in our restructuring, refinancing or disclosure plans; and each of the economic, competitive, governmental and technological factors detailed in our reports filed with the Securities and Exchange Commission. Accordingly, you are cautioned not to place undue reliance upon any of our forward-looking statements, which are inherently speculative and speak only as of the date made. We undertake no obligation to update or revise, for any reason, any forward-looking statements made by us or on our behalf, whether as a result of new information, future events or developments, changed circumstances or otherwise.

International Shipholding Corporation has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	November 10, 2015	By:	/s/ Manuel G. Estrada
Manuel G. Estrada Vice President and Chief Financial Officer

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